Exhibit 99.1
No. 23/07

IAMGOLD WESTWOOD SCOPING STUDY SHOWS POSITIVE ECONOMICS

Toronto, Ontario, September 6, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of the internal scoping study regarding the Westwood project. Results from this baseline economic assessment confirm the potential for Westwood to significantly contribute to the Company’s long term production profile.

With inferred resources of more than 3 million ounces and based on an average life of mine diluted grade of 6.2g/t, which assumes a 3 metre mining width, a 20% dilution factor and a 95% mining recovery, Westwood would be expected to produce 200,000 ounces of gold per year for approximately 15 years with production beginning in 2012.

“We are very pleased with the Westwood project preliminary economics which are based on conservative assumptions.  Our intention is to accelerate our exploration efforts during 2007 and 2008 as well begin planning for shaft development in 2009.  We continue to be encouraged with exploration results and the deposits remain open at depth,” commented Joseph Conway, President and CEO of IAMGOLD.

Operating parameters assume a 2,800 tonnes per day processing facility and total operating costs (excluding pre-production or sustaining capital expenditures) of US$70.00 per tonne or US$360 per ounce.  Pre-production capital expenditure is expected to total US$316 million of which $146 million is allocated to surface and shaft construction.  Approximately $80 million would be spent on deferred development to ensure sufficient working positions.  Diamond drilling would total $25 million and $28 million would be required for underground mining equipment.  The remaining $37 million is allocated  for other costs including corporate G&A and insurance.

The purpose of this scoping study was to establish economic viability based on conservative parameters.  In addition to the positive impact of further resource development, the rate of return is expected to improve based on operating cost improvements.  These improvements will primarily be realized through reductions in the assumed mining width, optimization of the development plan and incorporating access to the higher grade ore in the first years of the mine life.  Capital expenditures will also be reviewed to ensure the use of the best technology and practices.

The shaft sinking is anticipated to begin in 2009.  The immediate next steps include lateral development to establish mineralization continuity as well as further definition and exploration drilling.

Qualified Person

This economic study was carried out by IAMGOLD employees, under the supervision of Mr. Elzear Belzile, Manager, Mine Geology and Daniel Vallieres Manager, Underground Projects.  Mr. Belzile is a qualified person (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology. Mr. Vallieres is a qualified person (as defined by National Instrument 43-101) with more than 15 years of experience in mine engineering and project evaluation. Mr. Belzile and Mr. Vallieres have reviewed and approved the contents of this press release.

Cautionary Note

This assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that this preliminary assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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